Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement dated May 20, 2025 to the
Prospectus dated May 8, 2024
Registration No. 333-279233

KKR & Co. Inc.

6.875% Subordinated Notes due 2065

Final Pricing Term Sheet
May 20, 2025

The information in this pricing term sheet should be read together with KKR & Co. Inc.’s preliminary prospectus supplement dated May 20, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated May 8, 2024, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-279233. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus.  All references to dollar amounts are references to U.S. dollars.

Issuer:	KKR & Co. Inc.
Initial Guarantor:	KKR Group Partnership L.P.
Securities:	6.875% Subordinated Notes due 2065 (the “notes”)
Ranking:	Subordinated
Principal Amount Offered:	$550,000,000
Over-Allotment Option:	$82,500,000
Trade Date:	May 20, 2025
Settlement Date*:	May 28, 2025 (T+5)
Maturity Date:	June 1, 2065
Coupon:	6.875%
Underwriting Discount:	$0.7875 per subordinated note sold to retail investors and $0.5000 per subordinated note sold to institutional investors
Price to Public:	$25.00 per subordinated note plus accrued interest, if any, from May 28, 2025 to the date of delivery.

Interest Payment Dates:	March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2025.
Record Dates:
Interest payments on the notes will be made to the holders of record at the close of business on February 15, May 15, August 15 or November 15, as the case may be, immediately preceding such March 1, June 1, September 1 and December 1, whether or not a business day.

Optional Interest Deferral:
The Issuer has the right on one or more occasions to defer the payment of interest on the notes for up to five consecutive years (each such period, an “optional deferral period”).  During an optional deferral period, interest will continue to accrue at the interest rate on the notes, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Optional Redemption:
The Issuer may elect to redeem the notes:

•
in whole at any time or in part from time to time on or after June 1, 2030, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes must remain outstanding after giving effect to such redemption;

•
in whole, but not in part, within 120 days of the occurrence of a “Tax Redemption Event”, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

•
in whole, but not in part, at any time prior to June 1, 2030, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of redemption.

Day Count/Business Day Convention:	30/360 Following, Unadjusted
Gross Proceeds (before expenses and underwriting discount):	$550,000,000
Denominations:	$25 and integral multiples of $25 in excess thereof.
Expected Ratings**:	S&P: BBB+ / Fitch: BBB+
CUSIP / ISIN:	48251W 609 / US48251W6093
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC KKR Capital Markets LLC

Co-Managers:
AmeriVet Securities, Inc.
Barclays Capital Inc.
Blaylock Van, LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
BNY Mellon Capital Markets, LLC
CastleOak Securities, L.P.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
ING Financial Markets LLC.
Loop Capital Markets LLC.
Mizuho Securities USA LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
RBC Capital Markets, LLC
Roberts & Ryan, Inc.
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
SG Americas Securities, LLC
Standard Chartered Bank
Strong Capital Markets, LLC
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

*Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day before the delivery of the notes will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

**Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement, including the Preliminary Prospectus Supplement and the accompanying prospectus, with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission (the “SEC”) for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com; BofA Securities, Inc. toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC at 1-212-834-4533; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or emailing prospectus@morganstanley.com; UBS Securities LLC toll-free at 1-833-481-0269; or KKR Capital Markets LLC at 1-212-230-9433.

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